FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “ BBVA Banco Francés reports third quarter earnings for fiscal year 2005”

CONTACT:

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

November 07, 2005

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED THIRD QUARTER EARNINGS FOR FISCAL YEAR 2005

Executive summary

•	BBVA Banco Francés maintains its positive trend, reflecting both a growth strategy and the implementation of structural reforms. For the third consecutive quarter the Bank showed a positive net income, accumulating Ps. 86.1 million during the first nine-month period of the present fiscal year; i.e. 311.11% higher than the figure posted during 2004. The consolidation of the financial margin, on the back of a higher variation CER index and an increasing intermediation volume , strong net income from services and a lower loss accounted for in Other income / expenses were the main drivers of present quarter’s improvement as compared to the September 2004 quarter.

•	A further expansion in business enabled the Bank to maintain its leadership in the market, ranking as the first private bank in terms of private sector deposits, loans and shareholders’ equity.

•	Solid credit growth in the private sector led by commercial loans – mainly in the form of notes discounted and advances, in middle market and large corporations – and credit card financing and personal loans - within the retail segment. We increased our market share in private sector loans by 60 basis points, from 6.2% in September 2004 to 6.8% in the present quarter.

•	Moreover, during present fiscal year, BBVA Banco Francés carried out significant improvements in its assets and liabilities structure. Given the increase in public sector assets’ market value and pursuant to regulation 3911 from the Central Bank, effective as of January 2006 (the regulation requires additional capital for the excess in public sector assets - Public sector holding exceeding 40% of total assets), the Bank further reduced its public sector exposure, using the proceeds of such sale to pay in full the outstanding balance of loans granted by the Central Bank as financial support during the 2002 liquidity crisis, representing a total of Ps. 1,827 million.

•	It is also worth mentioning that the Bank was able to maintain strong efficiency and asset quality standards. The coverage of administrative expenses (excluding amortization) with income from services (including fees from FX purchase & sales) reached 77% in the September 2005 quarter. On the other hand, the non-performing ratio, with respect to all our financings, decreased from 1.9% in September 2004 to 1.4% in the third quarter of 2005, while the coverage ratio improved from 83.8% to 104.9%, in the same period.

Third quarter of fiscal year 2005

During the third quarter of 2005, economic growth was higher than expected. Industrial production increased by more than 1% per month in seasonally adjusted terms both in August and September. The quarter averaged 7.6% year over year growth in manufacturing activity. Other sectors in the economy, such as construction and public services, continued to expand leading to an accumulated expansion of GDP (as measured by the monthly EMAE) of 8.9% to August.

Inflation rates (CPI) averaged 0.87% per month, up from 0.67% in the previous quarter. Food and beverage prices, in some cases due to seasonal reasons, increased by 1.7% per month, more than the CPI basket, while core inflation was slightly higher at 0.94%.

Exports grew by more than 21% year over year in July and August, driven by high commodity prices and steady external demand for manufactured products, such as automobiles and steel. The trade balance surplus was 17% higher than last year’s in spite of vigorous import growth. Although capital controls on portfolio investments and financial loans were imposed in June, capital inflows remained high during the third quarter of 2005 and bond and equity markets rallied during this period. Central Bank intervention in the FX market amounted to USD 3.3 billion which net principal payments of USD 0.9 billion to multilateral organizations led to an increase of more than USD 2.5 billion in international reserves. The exchange rate remained fairly stable, increasing by only 0.8% from end of June.

During the third quarter, the monetary base grew only 2.4% due to the contractionary impact of rediscount cancellation by the financial system and the issue of more than Ps 3000 million in Lebac and Nobac (Bills and Notes issued by the Central Bank). The strong dollar supply from the external sector allowed for stable interest rates, which fell in August but recovered in September to the levels of the end of second quarter. Private sector deposits continue to grow, but at a slower rate than during the first half of the year. On the other hand, credit to the private sector was more dynamic since it expanded by 7.5%, in line with the performance of the previous months.

The Business:

BBVA Banco Francés is a leading private sector bank, ranking first in terms of deposits, loans and shareholders’ equity, according to the most recent statistics published by the Central Bank in August 2005. The Bank accumulates a Ps.86 million positive net income during the first nine months of the current fiscal year, showing steady growth in core business, a significant improvement in its financial condition and a reinforced capital base.

During 2005 BBVA Banco Francés bolstered its credit activity and faced the challenge of rebuilding its traditional loan portfolio composition, more focused on private sector loans than on public sector assets. We focused our commercial strategy towards the core business, while maintaining competitive strengths in the transactional activity. Accordingly, our private sector loan portfolio further expanded by Ps.250 million during this third quarter, with an accumulated growth of Ps.1,150 million during the fiscal year.

On the other hand, management took actions that improved the structure of the Bank’s assets and liabilities with no significant impact in the income statement. Taking advantage of the sustained recovery of prices of public sector debt in the secondary market, the Bank sold long-term public sector assets and paid the outstanding balance of loans granted by the Central Bank as financial support during the liquidity crisis of 2002.

Furthermore, the market has proven to support the Bank’s strong performance with an increase in the price/book value ratio - from 1.85 times in September 2004 to 1.96 times by the end of September 2005.

Presentation of Financial Information

•	All foreign currency transactions accounted for at a free exchange rate as of September 30, 2005 have been translated into pesos at the reference exchange rate of Ps. 2.91258 per U.S. dollar, published by the Central Bank of Argentina on that date.

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

Up to 2003, the Bank recorded a credit for the Tax on minimum presumed income (TOMPI) under Other Receivables Tax advance account as long as this tax exceeded income tax.

On March 8, 2004, the Central Bank requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years adjustments, as appropriate, based on a regulatory interpretation of the BCRA. Consequently, as of March 31, 2004, the Bank recorded an adjustment to earnings of prior years for a total amount of Ps.70,621 (loss).

Most recently, on February 11, 2005, the Central Bank released Communication “A” 4295, which made it possible, subject to certain limitations, to record positive balances in connection with the tax on minimum presumed income.

Consequently, in the September 2005 quarter the Bank included the corresponding gain - Ps.92.6 million - in “Income (loss)” adjustment to prior year, under Stockholders equity. The corresponding adjustment for fiscal year 2005 was registered in the income statement, under Income tax, representing a Ps. 6.9 million gain.

In the balance sheet as of September 30 2004, presented for comparative purposes, such adjustment affected the item Other receivables by Ps.85.9 million (increase); in the income statement such adjustment affected the items Income Tax and Tax on Minimum Presumed Income and Other Income by Ps.20.3 million (decrease) and Ps.0.6 million (increase), respectively.

THIRD QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Net Financial Income	198,239	172,516	133,191	14.91%	48.84%
Provision for loan losses	(44,872)	(38,506)	(11,178)	16.53%	301.43%
Net income from services	90,951	92,707	75,311	-1.89%	20.77%
Administrative expenses	(149,224)	(138,827)	(125,098)	7.49%	19.29%
Operating income	95,094	87,890	72,226	8.20%	31.66%
Income (loss) from equity investments	6,443	6,288	8,539	2.47%	-24.55%
Income (Loss) from Minority interest	(1,009)	(752)	(26)	-34.18%	—
Other income/expenses	(73,773)	(69,256)	(149,874)	-6.52%	50.78%
Income tax and Minimum Presumed Tax	(906)	6,107	61,021	114.84%	101.48%
Net income for the period	25,849	30,277	(8,114)	-14.62%	418.57%
Net income per share (2)	0.05	0.06	-0.02	-14.62%	348.80%
Net income per ADS (3)	0.16	0.19	-0.07	-14.62%	348.80%

(1)	Exchange rate: 2.9125 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding for the quarters ended 09/30/05 and 06/30/05, and 368,128,432 for the quarter ended 09/30/04.
(3)	Each ADS represents three ordinary shares.

Third quarter earnings of fiscal year 2005 totaled Ps. 25.8 million, as compared to a Ps.8.1 million loss and a Ps. 30.3 million gain registered in the same quarter of the previous fiscal year and in the June 2005 quarter. Notwithstanding the Ps.54 million charge derived from the amortization of the loss related to the payment of legal injunctions, the Bank was able to more than compensate the Ps. 35.5 million loss stemming from the previously mentioned sale of assets from our public sector portfolio carried out during the present quarter.

Operating income grew 31.7% and 8.2% as compared to September 2004 and June 2005, respectively. The increase as compared to September 2004 was mainly driven by the consolidation of the net financial income - on the back of a higher variation CER index and an increasing intermediation volume - and strong net income from services, partly offset by higher higher administrative expenses and higher loan loss provisions - which during the present quarter registered the negative effect coming from the public sector loan sale. Similarly, the increase in the operating income, as compared to the previous quarter, was mainly explained by higher net financial income, which in the June quarter was impacted by a higher loss derived from the sale of public sector bonds.

The loss in Other income/expenses is mainly explained by: i) a Ps.54 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to demand a future compensation from the Argentine Government) ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the registration of general provisions. The lower loss registered during the present quarter is mainly explained by lower general provision charges and by the reversal of provisions to cover the loss derived from the sale assets from our public sector portfolio.

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Return on Average Assets (1)	0.67%	0.77%	-0.24%	-13.26%	382.54%

Return on Average Shareholders´Equity (1)	5.81%	7.08%	-2.37%	-17.99%	344.73%

Net fee Income as a % of Operating Income	31.45%	34.95%	36.12%	-10.02%	-12.93%

Net fee Income as a % of Administrative Expenses	60.95%	66.78%	60.20%	-8.73%	1.24%

Adm. Expenses as a % of Operating Income (2)	51.60%	52.34%	60.00%	-1.42%	-14.00%

(1)	Annualized
(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

Net financial income for this third quarter totaled Ps. 198.2 million, 48.8% and 14.9% higher than the figure posted in the September 2004 and the June 2005 quarter, respectively.

The structural term and rate mismatch in assets and liabilities of the financial system and of BBVA Banco Francés, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of the consumer price index, or CPI, vis-à-vis interest rates. While a significant part of the Bank’s risk assets accrue interest at a variable interest rate, adjusted by CER plus an interest rate, most liabilities accrue interest at a fixed rate, except for the immobilized rescheduled deposits with initiated legal actions, known as CEDROS and the new CER adjusted deposits. Following the recent cancellation of the Ps. 1.8 billion loans granted by the Central Bank during the liquidity crisis, the Bank remained with a Ps. 3.7 billion long CER position, similar to that of September 2004. Accordingly, the Bank benefited from such gap, within an environment of negative real interest rates, while the increasing private sector loan portfolio had a positive impact on the net spread as compared to the same quarter of the previous fiscal year.

As already mentioned, the increase in Net financial income as compared to the June 2005 quarter is mainly explained by a higher loss ($30 million) accounted for during the previous quarter stemming from the sale of certain CER adjusted Government bonds – BOGAR. Notwithstanding such loss, Net financial income would be in line with the total registered in the June 2005 quarter.

Public Sector Exposure

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Public Sector—National Government	5,763,362	6,933,249	7,686,752	-16.87%	-25.02%
- Loans to the Federal government & Provinces	4,599,557	5,616,072	6,071,125	-18.10%	-24.24%
- Total bond portfolio	863,953	1,025,081	1,344,497	-15.72%	-35.74%
Compensatory bond	78,414	77,228	145,334	1.54%	-46.05%
Compensatory bond to be credited	121,653	119,813	109,125	1.54%	11.48%
Other government bonds	663,886	828,040	1,090,038	-19.82%	-39.10%
- Trustees (RML—Liquidity Requirements)	299,852	292,096	271,130	2.66%	10.59%

Bills from Central Bank -LEBACS	942,204	1,933,654	88,358	-51.27%	966.35%

Total exposure to the Public Sector	6,705,566	8,866,903	7,775,110	-24.38%	-13.76%

The Bank’s long-term public sector exposure totaled Ps.5.8 billion as of September 30, 2005, showing a 25.02% and a 16.87% reduction as compared to the September 2004 and the June 2005 quarter, respectively. During the present quarter the Bank carried out further structural changes, which included an additional sale of long-term public sector bonds and loans, with no significant impact in the income statement. Hence Management believes that by the end of present fiscal year the Bank will comply with regulation 3911 from the Central Bank, effective as from January 2006. Such regulation requires additional capital for the excess in public sector assets (public sector holdings exceeding 40% of total assets).

Furthermore, the Bank also reduced its LEBAC holdings and allocated the liquidity resulting from this sale and from sale of the long-term public sector assets, to the aforementioned cancellation of the outstanding balance of rediscounts from the Central Bank.

It must be stressed that during the June 2005 quarter the Bank accounted for the Peso and Dollar denominated Discount bonds received in exchange for the public sector debt that was included in the sovereign debt restructuring process. On the other hand, as for the compensatory bond to be received, during the December 2004 quarter the Bank charged off the compensatory assets being objected to by the Central Bank. However, most recently, during the June 2005 quarter, a higher compensatory bond to be received was accounted for due to Banco Nación Loan – Fiduciary Fund (“Préstamo Banco Nación - Fondo Fiduciario”). In this respect, following the decision of the Managing Committee of the Trust Fund for Reconstruction of Companies, which stated that only 50% of the financing was to be converted into pesos while the difference was to be maintained in its original currency, the Bank would have to be compensated pursuant to the compensation mechanism applicable to financial institutions for the remaining 50%.

On May 16, 2005 the Bank filed a request with the Ministry of Economy and Production against Resolution N° 25. Although the Federal Government has yet not ruled on the matter, on May 2005 the Bank registered a 23.2 million dollar denominated liability and the corresponding amount to be compensated.

Total loan portfolio

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Net total loans	8,039,265	8,808,021	8,318,566	-8.73%	-3.36%
Private & Financial sector loans	3,439,708	3,191,949	2,247,441	7.76%	53.05%
Advances	589,216	548,945	321,035	7.34%	83.54%
Notes discounted and purchased	465,023	298,165	289,001	55.96%	60.91%
Consumer Mortgages	384,324	384,647	415,924	-0.08%	-7.60%
Personal loans	276,773	243,436	152,303	13.69%	81.73%
Credit cards	308,318	281,648	231,348	9.47%	33.27%
Car secured loans	53,283	45,919	14,962	16.04%	256.12%
Loans to financial sector	101,865	134,050	30,023	-24.01%	239.29%
Other loans	1,344,424	1,335,452	903,227	0.67%	48.85%
Unaccrued interest	(1,925)	(1,309)	(620)	47.06%	210.48%
Adjustment and accrued interest & exchange differences receivable	38,284	32,528	25,434	17.70%	50.52%
Less: Allowance for loan losses	(119,877)	(111,532)	(135,196)	7.48%	-11.33%
Loans to public sector	4,599,557	5,616,072	6,071,125	-18.10%	-24.24%
Loans to public sector	2,639,488	3,346,286	3,880,252	-21.12%	-31.98%
Adjustment and accrued interest & exchange differences receivable	1,960,069	2,269,786	2,190,873	-13.65%	-10.53%

Our focus on the core business, jointly with the structural changes carried out during the September 2005 quarter, allowed us to further improve the ratio of private assets to total assets (which comprises private and public sector assets but excludes the LEBAC portfolio) from 25% a year ago to 40% by the end of the present quarter.

Our private sector loan portfolio grew 53% (approximately Ps.1,200 million) in the last twelve-month period and 7.8% (Ps. 250 million) as compared to the June 2005 quarter. Once again the Bank was able to maintain its strong position in the corporate and middle market segment while reinforcing its presence in the retail segment. Private sector loan growth was driven by notes discounted, advances and other loans, which include foreign trade transactions, chiefly in the middle market and corporate segment, and personal loans, credit cards financing and car secured loans - in the retail segment.

As previously mentioned, the decrease in our public sector loan portfolio is mainly related to the sale of guaranteed loans – that was carried out during the present quarter.

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of September 30, 2005, including repurchase agreement transactions. The decrease in Total bond portfolio as compared to the previous quarter is mainly explained by a reduction in the LEBAC portfolio, related to the aforementioned repayment of the outstanding balance of loans granted by the Central Bank (approximately Ps. 1.8 billion).

As previously explained, present quarter figures include: i) the Dollar and Peso discount bonds, accounted for during the June quarter in the Investment account, corresponding to the Public sector debt which was swapped in the last sovereign restructuring process; and ii) a higher compensatory bond to be received related to Banco Nación Loan – Fiduciary Fund.

Communication “A” 3911 provides that: Federal Government Secured Loans (issued pursuant to Decree No.1387/2001), Government bonds not subject to capital requirements for market risk, Provincial Government secured loans and bonds (issued pursuant to Decree No.1579/2002 - under Resolution 539/2002 of the Ministry of Economy -) and other unlisted Government securities and loans must be booked at the lower of the following two values: i) the technical value (amount that should be adjusted by CER, if applicable, plus any interest accrued pursuant to the conditions of issuance), and ii) the present value of future cash flows at a discount rate set by the Central Bank (3.87% for September 2005). The difference between both valuations should be accounted for in a balancing account. The application of such regulation has had no impact in the Income Statement as of September 2005.

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Holdings	1,786,634	2,946,660	1,472,507	-39.37%	21.33%
Trading	953,502	1,962,487	114,534	-51.41%	732.51%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	566,457	566,484	650,544	0.00%	-12.93%
Investment Accounts (RML—Liquidity Requirements)	—	—	—	—	—
Investment accounts—Compensatory bond	78,414	77,228	145,334	1.54%	-46.05%
Other fixed income securities	188,266	340,465	617,577	-44.70%	-69.52%
Allowances	(4)	(4)	(55,482)	0.00%	-99.99%
Repurchase Agreements	—	—	—	—	—
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Net Position	1,786,634	2,946,660	1,472,507	-39.37%	21.33%
Trading	953,502	1,962,487	114,534	-51.41%	732.51%
Investment Accounts	566,457	566,484	650,544	0.00%	-12.93%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts—Compensatory bond	78,414	77,228	145,334	1.54%	-46.05%
Other fixed income securities	188,266	340,465	617,577	-44.70%	-69.52%
Allowances	(4)	(4)	(55,482)	0.00%	-99.99%

Net Position in Other fixed income securities as of September 2005 includes Ps. 102.3 million of Private Bonds

Income from Securities and Short-Term Investments

Income from securities and short-term investments registered a Ps.40.4 million gain in the quarter ended September 30, 2005, compared to a Ps. 9.9 million gain and a Ps.15.2 million loss posted in the September 2004 and the June 2005 quarter, respectively. It is important to highlight that while the September 2005 quarter accounted for a gain related to the sale of part of the LEBAC portfolio, the previous quarter included a loss derived from the sale of Public sector bonds—BOGAR. Lower CER adjustment is mainly related to the decrease in CER adjusted assets and the CER variation index.

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Income from securities and short-term investments	40,443	(15,278)	9,888	-364.71%	309.01%
Trading account	11,554	4,798	2,599	140.80%	344.50%
Investment account	—	951	—	—	—
Investment account—Compensatory bond	790	555	594	42.22%	33.03%
Other fixed income securities	28,100	(21,582)	6,695	-230.20%	319.70%
CER adjustment	11,566	12,714	10,840	-9.03%	6.70%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	11,566	12,714	10,840	-9.03%	6.70%

Funding Sources

BBVA Banco Francés is the leading private sector bank in terms of deposits, with an 11% market share in private sector deposits as of September 30, 2005.

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Total deposits	10,497,116	9,851,716	8,023,661	6.55%	30.83%
Current accounts	2,000,759	1,852,097	2,522,467	8.03%	-20.68%
Peso denominated	1,992,782	1,845,936	2,444,183	7.96%	-18.47%
Foreign currency	7,977	6,161	78,284	29.48%	-89.81%
Savings accounts	2,829,040	2,641,130	1,518,426	7.11%	86.31%
Peso denominated	2,186,672	2,095,608	1,151,795	4.35%	89.85%
Foreign currency	642,368	545,522	366,631	17.75%	75.21%
Time deposits	5,303,731	4,929,911	3,714,010	7.58%	42.80%
Peso denominated	3,285,724	3,105,067	2,619,136	5.82%	25.45%
CER adjusted time deposits	1,580,443	1,496,548	845,620	5.61%	86.90%
Foreign currency	437,564	328,296	249,254	33.28%	75.55%
Other	363,586	428,578	268,758	-15.16%	35.28%
Peso denominated	306,112	375,503	218,164	-18.48%	40.31%
Foreign currency	57,474	53,075	50,594	8.29%	13.60%

Rescheduled deposits (*)	345,821	379,936	543,781	-8.98%	-36.40%
Peso denominated	345,821	379,936	543,781	-8.98%	-36.40%

Total deposits + Rescheduled deposits & CEDROS	10,842,937	10,231,652	8,567,442	5.97%	26.56%

(*)	The payment of Rescheduled Deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injunction.

During the third quarter private deposits (Peso and Dollar denominated deposits excluding rescheduled funds) maintained the positive trend, growing 3.1% (Ps.2.8 billion) as compared to June 2005 quarter balance, though decelerating with respect to the rhythm shown during the first quarters of the year. On the other hand, public sector deposits, which remained flat during the first semester, grew by 5.9% (Ps. 1.8 billion) during present quarter. Similarly, the Bank’s deposits followed a positive evolution, outperforming the financial system with a 6% growth as compared to the June 2005 balance - or 6.6% excluding the effect of the reduction of rescheduled deposits - and 26.6% as compared to the September 2004 quarter - or 30.8% excluding the effect of the reduction of rescheduled deposits.

Growth, as compared to the same quarter of the previous fiscal year, was mainly driven by savings accounts and time deposits, with emphasis in CER-adjusted CDs. These types of funds represented a valuable alternative for customers while it helped the Bank to lengthen the average term of funds and reduced long CER-adjusted positions. BBVA Banco Francés has a leading position in CER-adjusted deposits, with a 20.6% market share. On the other hand, the decrease in rescheduled deposits is mainly related to the payment of amounts ordered by legal injunctions and the scheduled maturity of those funds, which concluded in August 2005 in accordance with its original schedule. The decrease in current account is mainly related to a decrease in interest-bearing current accounts. As for foreign currency-denominated deposits, such funds grew 53.8% in the last twelve-month period, amounting to USD 392 million (Ps.1,145 million) as of September 30, 2005.

The increase as compared to the previous quarter is mainly explained by an 8.03%, 7.11% and 7.58% growth in current account, savings accounts and time deposits, respectively, as a result of more aggressive liability management policies implemented during the period.

Other Funding Sources

Changes shown in the following chart are affected by the depreciation of the peso. The 70.2% decrease in Other funding sources is mainly explained by the cancellation of rediscounts from the Central Bank, the financial support granted to the Bank during the liquidity crisis, with a financial cost of 3.5% interest rate plus CER adjustment.

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Lines from other banks	324,038	239,368	718,033	35.37%	-54.87%
Loans from the Central Bank	—	1,826,382	1,860,954	-100.00%	-100.00%
Anticipated cancellations Res.381/04	—	(30,480)	—	-100.00%	—
Other loans from the Central Bank	95,602	86,902	29,649	10.01%	222.45%
Senior Bonds	301,059	295,138	345,679	2.01%	-12.91%
Other banking liabilities	720,699	2,417,310	2,954,315	-70.19%	-75.61%
Subordinated Debt	—	—	69,334	—	-100.00%

Total other funding sources	720,699	2,417,310	3,023,649	-70.19%	-76.16%

Other dollar funding sources	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of dollars	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Lines from other banks	78,402	53,413	203,565	46.79%	-61.49%
Senior Bonds	103,368	102,096	115,902	1.25%	-10.81%
Other banking liabilities	181,770	155,509	319,468	16.89%	-43.10%
Subordinated Debt	—	—	20,000	—	-100.00%
Total other funding sources	181,770	155,509	339,468	16.89%	-46.45%

Foreign currency funding sources, expressed in dollars, are shown in the above chart. The decrease in Total other funding sources as compared to the same quarter of previous fiscal year was mainly driven by: i) the capitalization of a USD 77.7 million loan granted by BBVA carried out last quarter of previous fiscal year; ii) the payment of foreign funding sources for a total amount of USD 60 million, in the same period; and iii) the maturity of a USD 20 million subordinated debt during the March 2005 quarter.

Likewise, the increase in Lines from other banks as compared to the June 2005 quarter is mainly explained by an increase in foreign funding sources, with foreign-trade transactions as counterpart.

Asset Quality

The Bank was able to maintain the strong performance in asset quality standards. The non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 1.4% as of September 30, 2005, with a coverage ratio of 104.9%. The higher aggregate amount of non-performing assets is related to the reclassification of corporate loans, partly offset by the sale assets from our commercial portfolio.

	Quarter ended			% Change Qtr ended 09/30/05 vs.Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Nonaccrual financing (1)	124,216	109,600	180,744	13.34%	-31.28%
Allowances	130,310	121,877	151,439	6.92%	-13.95%
Nonaccrual financing/ total financing	1.41%	1.17%	1.94%	20.71%	-27.50%
Allowances /nonaccrual financing	104.91%	111.20%	83.79%	-5.66%	25.21%

Total	financing includes loans and Other banking receivables and Guarantees granted by the Bank

(1)	Nonaccrual financing include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The following chart shows the evolution of allowance for loan losses, which includes allowances related to other banking receivables. Changes in the Increase and Decrease account are mainly explained by the sale of assets from our public sector loan portfolio and by the write-offs of assets in the private sector portfolio that occurred during the quarter.

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Balance at the beginning of the quarter	116,579	129,842	146,631	-10.21%	-20.49%
Increase	44,872	38,506	11,178	-16.53%	301.43%
Provision increase/decrease - Exchange rate difference	242	(337)	390	-171.81%	-37.95%
Decrease	(36,803)	(51,432)	(17,830)	-28.44%	106.41%
Balance at the end of the quarter	124,890	116,579	140,369	7.13%	-11.03%

Income from services net of other operating expenses

Net fee income performance reflects the Bank’s strength in the transactional business. Net income from services grew 20.8% in the last twelve-month period while showing a slight decrease as compared to the June 2005 quarter.

It is important to bear in mind that the June 2005 quarter figures included the fees related to the sovereign debt restructuring process, where BBVA Banco Francés, together with Banco Galicia and Banco Nación Argentina, was appointed as regional dealer bank for the Argentine market. Should we exclude such effect net income from services would increase 3.7% mainly explained by an increase in operational volume.

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Net income from services	90,951	92,707	75,311	-1.89%	20.77%

Service charge income	108,397	109,145	87,148	-0.69%	24.38%
Service charges on deposits accounts	41,167	39,746	32,929	3.57%	25.02%
Credit Cards and operations	17,381	16,153	16,121	7.60%	7.82%
Insurance	6,218	6,101	3,697	1.91%	68.18%
Capital markets and securities activities	2,094	7,543	2,778	-72.24%	-24.62%
Fees related to Foreign trade	7,374	7,466	7,328	-1.23%	0.63%
Other fees	34,164	32,136	24,295	6.31%	40.62%

Services Charge expense	(17,447)	(16,438)	(11,837)	6.14%	47.39%

Income related to foreign currency exchange transactions is not accounted for in net income from services but it is in net financial income. As of September 2005, such income amounted to approximately Ps.18.9 million, compared to Ps. 18.5 million and Ps. 20.4 million registered in the September 2004 and June 2005 quarter, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branches and its ATM network as well as over the Internet. The Bank also sells and purchases Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Administrative expenses	(149,224)	(138,827)	(125,098)	7.49%	19.29%

Personnel expenses	(84,912)	(75,069)	(59,476)	13.11%	42.77%
Electricity and Communications	(4,033)	(4,060)	(3,882)	-0.67%	3.89%
Advertising and Promotion	(11,892)	(7,225)	(6,513)	64.60%	82.59%
Honoraries	(6,377)	(5,645)	(7,399)	12.97%	-13.81%
Taxes	(3,959)	(3,615)	(3,500)	9.52%	13.11%
Organization and development expenses	(4,201)	(4,568)	(5,995)	-8.03%	-29.92%
Amortizations	(6,444)	(6,346)	(7,179)	1.54%	-10.24%
Other	(27,406)	(32,299)	(31,154)	-15.15%	-12.03%

Administrative expenses amounted to Ps. 149.2 million as of September 30, 2005, which compares to $138.8 million and $125.1 million registered in the June 2005 and September 2004 quarter, respectively.

Higher administrative expenses are mainly explained by an increase in personnel and advertising and promotion expenses. The increase in personnel expenses as compared to the same quarter of previous fiscal year is mainly related to the different salary adjustments ordered by the Government, the provisioning of annual bonuses, which since January 2005 is being provisioned on a monthly basis, and higher social security charges, jointly with an adjustment in the bonus provisioning related to a higher profitability level. As for advertising and promotion expenses, the increase is explained by a more aggressive business strategy in an environment of higher activity level.

As of September 30, 2005, the Bank had 3,661 employees - including consolidated companies (except for the Consolidar Group) - and a network of 229 consumer branches, 27 branches specialized in the middle-market segment, and 35 offices of Credilogros.

Other Income/Expenses

Other income/expenses for the third quarter reflected a Ps.73.8 million loss, compared to a Ps.149.9 million and Ps.69.3 million loss registered in the September 2004 and June 2005 quarters, respectively. As previously mentioned, present figures were negatively impacted by: i) a Ps.54 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with Central Bank’s regulations (which does not imply that the Bank waives its right to demand a future compensation), ii) the registration of general provisions, and iii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income.

The lower loss registered during the present quarter as compared to the September 2004 quarter is mainly explained by lower general provision charges and a change in the accounting criteria in the provisions registered to cover the taxable deferred asset stemming from the use of the deferred tax method.

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of September 30, 2005 and December 2004, the Bank has estimated the existence of a net operating loss for income tax purposes.

Given the objection from the Central Bank to the capitalization of items arising from the application of the deferred tax method, the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of September 30, 2005 and December 31, 2004, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting Ps. 253 million and Ps.118 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the September 2005 quarter, the Bank registered a Ps. 5.8 million gain from its stake in the Consolidar Group.

Capitalization

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Capital Stock	471,361	471,361	368,128	0.00%	28.04%
Non-capitalized contributions	175,114	175,114	934,211	0.00%	-81.26%
Adjustments to stockholders equity	312,993	312,993	769,919	0.00%	-59.35%
Subtotal	959,468	959,468	2,072,258	0.00%	-53.70%
Reserves on Profits	428,701	428,701	430,503	0.00%	-0.42%
Unapropiated retained earnings (1)	170,558	152,811	-1,369,607	-11.61%	112.45%
Unrealized valuation difference	230,283	230,283	230,283	0.00%	0.00%
Total stockholders´equity	1,789,010	1,771,263	1,363,437	1.00%	31.21%

Following the resolutions of the Ordinary and Extraordinary Shareholder’s Meeting, held last April 28, the Bank absorbed accumulated losses corresponding to the fiscal years 2002, 2003 and 2004, the Non-appropriated earnings of which totaled Ps.1,479,003,460.

On the other hand, during the present fiscal year, the Bank registered an asset corresponding to the minimum presumed income tax for the fiscal years 2001, 2002, 2003 and 2004 for a total amount of approximately Ps. 92 million, which counterpart is accounted for in “Income (loss) adjustment to prior year”, under Stockholders equity. The corresponding adjustment for fiscal year 2005 was registered in the income Statement, under income tax, representing a Ps.6.9 million gain. Furthermore, the Bank accounted for a Ps. 8 million (loss) adjustment to prior year related to software and to value transportation expenses, corresponding to the previous fiscal year and registered during 2005.

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	09/30/05	06/30/05	09/30/04	06/30/05	09/30/04
Central Bank Minimum Capital Requirements	841,986	620,945	447,754	35.60%	88.05%
Allocated to Asset at Risk	321,664	274,039	221,730	17.38%	45.07%
Allocated to Immobilized Assets	136,169	140,970	142,651	-3.41%	-4.54%
Market Risk	22,508	25,740	11,229	-12.56%	100.45%
Interest Rate Risk	84,599	82,735	38,978	2.25%	117.04%
Loans to Public Sector and Securities in Investment	79,401	97,461	33,166	-18.53%	139.40%
Non Compliance of Other Credit Regulations	197,645	—	—	100.00%	100.00%
Bank Capital Calculated under Central Bank Rules	1,857,985	1,826,224	1,304,456	1.74%	42.43%
Core Capital	1,702,825	1,710,926	1,342,699	-0.47%	26.82%
Minority Interest	186,804	181,497	170,574	2.92%	9.51%
Supplemental Capital	90,834	61,114	(47,027)	48.63%	293.15%
Deductions	(122,478)	(127,313)	(161,790)	-3.80%	-24.30%
Excess over Required Capital	1,015,999	1,205,279	856,702	-15.70%	18.59%

As of September 30, 2005 BBVA Banco Frances’s shareholders equity amounted to Ps. 1.8 billion with a Ps.1 billion excess capital over minimum requirements in accordance to Central Bank regulations.

The higher capitalization of BBVA Banco Frances’s as compared to a year ago is mainly related to a Ps.365 million capital increase, carried out during October-November 2004 in Argentina, and to the aforementioned adjustment coming from the minimum presumed income tax.

Additional information

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in pesos except percentages	30/09/05	30/06/05	30/09/04	30/06/05	30/09/04
- Exchange rate	2.9125	2.8908	2.9825	0.75%	-2.35%
- Quarterly CER adjustment(CPI)	2.41%	2.71%	1.45%	-11.02%	66.74%

Recent developments

Following the completion of the due diligence process related to the sale of Credilogros Compañía Financiera S.A. to “Banco de Servicios y Transacciones S.A.” and “Grupo de Servicios y Transacciones S.A.”, which took place during the second quarter of 2005, the aggregate price for the transaction remained at USD16.9 million. Such transaction is still subject to the approval of the Central Bank of the Republic of Argentina.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for BBVA Banco Francés’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this third quarter earnings will be held on Friday, November 8, at 11:00 A.M. New York time—13:00 A.M. Buenos Aires time. If you are interested in participating please dial (719) 457-2661 at least 5 minutes prior to our conference. Confirmation code: 8915054. To receive the tape of this conference call, please call (719) 457 2865.

Internet:	This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	09/30/05	06/30/05	03/31/05	09/30/04
ASSETS : (in thousands of $)
Cash and due from banks	2,082,694	1,305,373	1,804,721	1,722,380
Government and Private Securities	1,690,065	2,841,696	1,823,141	1,340,456
Loans	8,039,265	8,808,021	8,760,564	8,318,566
- Loans to the private & financial sector	3,439,708	3,191,949	2,604,463	2,247,441
- Advances	589,216	548,945	335,985	321,035
- Notes discounted and purchased	465,023	298,165	230,413	289,001
- Secured with mortgages	384,324	384,647	393,141	415,924
- Car secured loans	53,283	45,919	38,645	14,962
- Credit cards	308,318	281,648	252,664	231,348
- Loans to financial sector	101,865	134,050	57,694	30,023
- Other loans	1,621,197	1,578,888	1,387,411	1,055,530
Less: Unaccrued interest	(1,925)	(1,309)	(902)	(620)
Plus: Interest & FX differences receivable	38,284	32,528	32,947	25,434
Less: Allowance for loan losses	(119,877)	(111,532)	(123,535)	(135,196)
- Public Sector loans	4,599,557	5,616,072	6,156,101	6,071,125
Less: Unaccrued interest	2,639,488	3,346,286	3,805,569	3,880,252
Plus: Interest & FX differences receivable	1,960,069	2,269,786	2,350,532	2,190,873
Other banking receivables	926,276	1,794,631	899,260	785,493
- Compensatory Bond	121,653	119,813	—	109,125
- Repurchase agreements	—	973,783	251,784	—
- Unlisted private securities	79,121	87,465	89,171	106,489
- Unlisted Private securities :Trustees	17,448	17,499	18,043	25,562
- Other banking receivables	713,067	601,118	546,569	549,490
- Less: provisions	(5,013)	(5,047)	(6,307)	(5,173)
Investments in other companies	273,270	266,994	259,781	244,801
Intangible assets	671,140	721,292	761,892	839,095
- Goodwill	27,116	28,773	30,431	33,745
- Organization and development charges	33,428	34,507	36,316	42,186
- Assets related to legal injunctions	610,596	658,012	695,145	763,164
Other assets	722,674	686,437	589,378	650,685

Total assets	14,405,384	16,424,444	14,898,737	13,901,476

	09/30/05	06/30/05	03/31/05	09/30/04
LIABILITIES:
Deposits	10,842,937	10,231,652	9,837,498	8,567,442
- Demand deposits	2,000,759	1,852,097	1,877,829	2,522,467
- Saving accounts	2,829,040	2,641,130	2,513,095	1,518,426
- Time deposits	5,303,731	4,929,911	4,728,713	3,714,010
- Rescheduled deposits - CEDROS (*)	345,821	379,936	427,454	543,781
- Other deposits	363,586	428,578	290,407	268,758
Other banking Liabilities	1,335,874	4,026,881	3,030,334	3,422,701
Other provisions	278,364	267,107	264,074	385,642
- Other contingencies	274,577	263,295	260,261	375,643
- Guarantees	3,787	3,812	3,813	9,999
Subordinated debt	—	—	—	69,334
Other liabilities	135,998	105,349	96,834	73,045
Minority interest	23,201	22,192	21,485	19,875

Total liabilities	12,616,374	14,653,181	13,250,225	12,538,039

Total stockholders´ equity	1,789,010	1,771,263	1,648,512	1,363,437

Total liabilities + stockholders’ equity	14,405,384	16,424,444	14,898,737	13,901,476

(*)	The payment of rescheduled deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injuction.

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	09/30/05	06/30/05	03/31/05	09/30/04
Financial income	355,805	345,855	350,938	257,063
- Interest on Cash and Due from Banks	6,769	6,013	5,029	3,079
- Interest on Loans Granted to the Financial Sec.	1,877	1,441	1,031	309
- Interest on Overdraft	11,423	8,351	7,021	7,006
- Interest on Notes discounted and purchased	6,122	4,291	3,945	3,909
- Interest on mortgages	10,244	10,279	10,558	11,116
- Interest on car secured loans	952	817	703	382
- Interest on Credit Card Loans	6,328	5,843	5,301	3,852
- Interest on Other Loans	39,599	36,987	30,820	24,755
- Income from securities and short term investments	40,443	(15,278)	16,641	9,888
- Interest on Government guaranteed loans Decreet1387/01	49,144	57,615	60,659	56,777
- From Other Banking receivables	3,249	1,991	1,347	1,857
- CER	144,774	200,105	185,702	112,415
- CVS	—	—	—	(9)
- Foreign exchange difference	20,869	15,925	15,161	19,553
- Other	14,012	11,475	7,020	2,174
Financial expenses	(157,566)	(173,339)	(163,045)	(123,872)
- Interest on Current Account Deposits	(7,284)	(4,148)	(3,403)	(6,200)
- Interest on Saving Account Deposits	(1,000)	(872)	(819)	(721)
- Interest on Time Deposits	(45,412)	(37,900)	(31,978)	(25,281)
- Interest on Other Banking Liabilities	(8,252)	(7,720)	(4,335)	(6,605)
- Other interests (includes Central Bank)	(16,015)	(20,290)	(20,875)	(23,675)
- Mandatory contributions and taxes on interest income	(8,409)	(7,019)	(8,095)	(9,960)
- CER	(71,333)	(95,448)	(93,001)	(51,193)
- Foreign exchange difference	(55)	(170)	(393)	—
- Other	194	228	(146)	(237)
Net financial income	198,239	172,516	187,893	133,191
Provision for loan losses	(44,872)	(38,506)	(10,455)	(11,178)
Income from services, net of other operating expenses	90,951	92,707	83,652	75,311
Administrative expenses	(149,224)	(138,827)	(136,460)	(125,098)
Income (loss) from equity investments	6,443	6,288	8,085	8,539
Net Other income	(73,773)	(69,256)	(94,358)	(149,874)
Income (loss) from minority interest	(1,009)	(752)	(411)	(26)
Income before tax	26,755	24,170	37,946	(69,135)
Income tax	(906)	6,107	(7,886)	61,021

Net income	25,849	30,277	30,060	(8,114)

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09/30/05	06/30/05	03/31/05	09/30/04
ASSETS
Cash and due from banks	2,102,868	1,329,861	1,814,912	1,776,734
Government Securities	2,788,755	3,896,713	2,399,228	1,887,289
Loans	8,649,434	9,378,035	9,700,847	9,198,252
Other banking receivables	929,948	1,801,227	908,998	794,525
Investments in other companies	48,905	48,721	47,461	45,316
Other assets	1,533,339	1,532,218	1,483,107	1,627,715

TOTAL ASSETS	16,053,249	17,986,775	16,354,553	15,329,831

	09/30/05	06/30/05	03/31/05	09/30/04
LIABILITIES
Deposits	10,657,701	10,029,779	9,617,800	8,398,805
Other banking liabilities	1,337,152	4,033,346	3,042,710	3,426,752
Other liabilities	2,082,582	1,970,892	1,868,702	1,972,586
Minority interest	186,804	181,495	176,829	168,251

TOTAL LIABILITIES	14,264,239	16,215,512	14,706,041	13,966,394

TOTAL STOCKHOLDERS´EQUITY	1,789,010	1,771,263	1,648,512	1,363,437

STOCKHOLDERS´EQUITY + LIABILITIES	16,053,249	17,986,775	16,354,553	15,329,831

	09/30/05	06/30/05	03/31/05	09/30/04
NET INCOME
Net Financial Income	272,874	225,883	237,159	187,514
Provision for loan losses	(44,872)	(38,506)	(10,455)	(11,178)
Net Income from Services	167,320	155,987	153,009	138,433
Administrative expenses	(201,395)	(186,386)	(180,476)	(170,440)
Net Other Income	(159,129)	(125,400)	(150,868)	(209,606)
Income (loss) from minority interest	(5,758)	(4,292)	(4,974)	(4,961)

Income before tax	29,040	27,286	43,395	(70,238)

Income tax	(3,191)	2,991	(13,335)	62,124

Net income	25,849	30,277	30,060	(8,114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 07, 2005	By:	/s/ Marcelo G. Canestri
Name: Marcelo G.Canestri
Title: Chief Financial Officer